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Exhibit (a)(1)(B)
[Email Correspondence from Zaki Rakib to employees and directors of Terayon Communication Systems, Inc., dated November 6, 2001]

I would like to announce that starting today, Terayon has commenced an Offer to Exchange Outstanding Stock Options to Purchase Common Stock, which I will also refer to as the Offer in this email. This Offer allows employees and members of our Board of Directors to exchange stock options that have exercise prices equal to or greater than $9.00 per share (Eligible Options) for a Stock Bonus consisting of shares of Terayon Common Stock.

The details of this Offer are set forth in a document filed with the Securities and Exchange Commission. The Offer and other information related to the Offer are also contained on a secure website at www.terayon.com/login.html that we have established solely for this Offer and that all of our employees can access using the internet. Only employees and member of the Board of Directors of Terayon can access this website by utilizing the username and password supplied by Terayon below. Please do not share the username and password with anyone.

Username: xxxxx
Password: xxxxx

For complete details on the Option Exchange Program and to download the Election Form that you will need to complete and submit to stockoptions@terayon.com to participate in the Offer, follow the link below to the Option Exchange Program website.

www.terayon.com/login.html


In the event you require hard copies of the Offer and related documents, please submit your request electronically via e-mail to stockoptions@terayon.com or contact Trudi Stringer at (408) 919-5825.

Do no lose this email, and do not share the username and password with others. If you lose this email and/or the username and/or password, or have questions after reading the material on the website, send an email to stockoptions@terayon.com.